Exhibit 99.1

Catalyst to take temporary curtailment at Powell River

RICHMOND, BC, Oct. 27, 2014 /CNW/ - Catalyst Paper (TSX:CYT) announced today the temporary curtailment of one of three paper machines at its Powell River mill, removing capacity of 6,500 tonnes of specialty paper grades from the market.  This curtailment reflects Catalyst's strategy to match production with domestic market demand and inventory.

The Powell River No. 9 paper machine will be idled on October 31 for three weeks.  Additional downtime may be taken later in the quarter based on market demands.

Catalyst is working closely with employees to balance labour and production time to mitigate potential for seasonal layoffs.

"We continue our focus of matching production to customer orders," said Joe Nemeth, President and Chief Executive Officer.  "This curtailment is not expected to impact existing customer orders."

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp.  Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe.  With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes.  The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statement
Certain matters in this news release, including statements with respect to the possibility of future curtailments, potential for layoffs, customer orders, demand for products and production, are forward looking.  These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to improve productivity and operating costs, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.  For these reasons, readers should not place undue reliance on forward-looking statements.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: Brian Baarda, Vice-President, Finance & CFO, 604-247-4710

CO: Catalyst Paper Corporation

CNW 17:39e 27-OCT-14